Exhibit 99.2
Consolidated Balance Sheets

(Unaudited)		March 31,	December 31,
U.S.$ millions	Note	2025	2024
ASSETS
Current Assets
Cash and cash equivalents		390	397
Accounts receivable		1,115	1,190
Inventories		144	207
Contractual recoveries		39	63
Other current assets		379	341
Total Current Assets		2,067	2,198
Plant, Property and Equipment		8,208	8,206
Equity Investments		726	732
Deferred Tax Assets		16	16
Other Long-term Assets		158	177
TOTAL ASSETS		11,175	11,329
LIABILITIES
Current Liabilities
Accounts payable and other		1,389	1,544
Dividends payable	6	104	104
Accrued interest		114	113
Total Current Liabilities		1,607	1,761
Other Long-term Liabilities		143	140
Senior Unsecured Notes		4,632	4,629
Junior Subordinated Notes		1,087	1,087
Deferred Income Tax Liabilities		1,106	1,102
Total Liabilities		8,575	8,719
SHAREHOLDERS' EQUITY
Common shares (2025 - 208 million shares, 2024 - 208 million shares)	6	2,200	2,196
Additional paid-in capital		661	661
Retained deficit		(65)	(49)
Accumulated other comprehensive loss		(196)	(198)
Total Shareholders' Equity		2,600	2,610
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		11,175	11,329
Contingencies (Note 9)
Variable Interest Entities (Note 10)
Subsequent Events (Note 11)
See accompanying notes to the consolidated interim financial statements.
South Bow Corporation First Quarter 2025 Interim Financial Statements | 1

Consolidated Statements of Income

(Unaudited)		Three Months Ended March 31,
U.S.$ millions	Note	2025	2024
Revenues	4	498	544
Income from Equity Investments		13	12
Operating and Other Expenses
Plant operating costs and other		171	182
Commodity purchases resold		84	80
Depreciation and amortization		62	61
Other		3	—
		320	323
Financial Charges
Interest expense		83	94
Interest income and other		(6)	(7)
		77	87
Income before Income Taxes		114	146
Income tax expense
Current		22	29
Deferred		4	5
		26	34
Net Income		88	112

Net Income per Common Share - Basic	7	0.42	0.54
Net Income per Common Share - Diluted	7	0.42	0.54

Weighted Average Number of Common Shares (millions) - Basic	7	208.1	207.6
Weighted Average Number of Common Shares (millions) - Diluted	7	208.7	207.6
Consolidated Statements of Comprehensive Income

(Unaudited)	Three Months Ended March 31,
U.S.$ millions	2025	2024
Net income	88	112
Foreign currency translation - net investment hedge	(2)	—
Foreign currency translation - other	4	(14)
Comprehensive Income	90	98
See accompanying notes to the consolidated interim financial statements.
South Bow Corporation First Quarter 2025 Interim Financial Statements | 2

Consolidated Statements of Cash Flows

(Unaudited)		Three Months Ended March 31,
U.S.$ millions	Note	2025	2024
Operating Activities
Net income		88	112
Depreciation and amortization		62	61
Deferred income taxes		4	5
Income from equity investments		(13)	(12)
Distributions received from operating activities of equity investments		19	20
Unrealized losses (gains) on financial instruments	8	7	(1)
Other		6	(1)
Non-cash foreign exchange on senior long-term debt		2	—
Increase in operating working capital		(50)	(72)
Net Cash Provided by Operations		125	112
Investing Activities
Capital expenditures		(32)	(12)
Keystone XL contractual recoveries		—	2
Proceeds from sales of assets, net of transaction costs		—	9
Net Cash (Used in) Provided by Investing Activities		(32)	(1)
Financing Activities
Exercised stock options	6	4	—
Dividends paid		(104)	—
Parent's net investment distributions		—	145
Other		—	(1)
Net Cash (Used in) Provided by Financing Activities		(100)	144
Effect of foreign exchange rate changes on cash and cash equivalents		—	5
(Decrease) Increase in Cash and Cash Equivalents		(7)	260

Cash and Cash Equivalents, Beginning of Period		397	262

Cash and Cash Equivalents, End of Period		390	522
Supplementary Cash Flow Information
Cash income taxes paid		14	3
Cash interest paid		80	—
Capital expenditures non-cash accruals		32	—
See accompanying notes to the consolidated interim financial statements.
South Bow Corporation First Quarter 2025 Interim Financial Statements | 3

Consolidated Statements of Changes in Shareholders' Equity

(Unaudited) U.S.$ millions	Former Parent's Net Investment	Share Capital	APIC [1]	Retained Deficit	AOCI [2]	Total
December 31, 2023	2,968	—	—	—	(128)	2,840
Net Income	112	—	—	—	—	112
Distributions by Former Parent	145	—	—	—	—	145
Foreign currency translation	—	—	—	—	(14)	(14)
March 31, 2024	3,225	—	—	—	(142)	3,083

December 31, 2024	—	2,196	661	(49)	(198)	2,610
Net Income	—	—	—	88	—	88
Exercise of stock options	—	4	—	—	—	4
Dividends declared	—	—	—	(104)	—	(104)
Foreign currency translation - net investment hedge	—	—	—	—	(2)	(2)
Foreign currency translation - other	—	—	—	—	4	4
March 31, 2025	—	2,200	661	(65)	(196)	2,600
1.Additional paid-in capital.
2.Accumulated other comprehensive income (loss).
See accompanying notes to the consolidated interim financial statements.

South Bow Corporation First Quarter 2025 Interim Financial Statements | 4

Notes to the Consolidated Interim Financial Statements
1. Basis of Presentation
These consolidated interim financial statements ("interim financial statements") of South Bow Corporation ("South Bow" or the "Company") are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") and presented in United States dollars (“U.S.$” or "U.S. dollars"). The accounting policies applied are consistent with those outlined in South Bow's annual audited consolidated financial statements for the year ended December 31, 2024, and should be read in conjunction with these interim financial statements.
These interim financial statements reflect adjustments, all of which are normal recurring adjustments that are, in the opinion of Management, necessary to reflect fairly the financial position and results of operations for the respective periods. The Company's results for the interim period may not be indicative of results for the fiscal year primarily due to fluctuations in throughput volumes on the Keystone Pipeline System and the marketing activities undertaken by the Company. Results, including revenues, may be impacted by fluctuations in foreign exchange rates, primarily related to the Company's Canadian dollar operations.
The comparative period for the three months ended March 31, 2024 was previously presented in Canadian dollars and has been updated to reflect the Company’s change to the U.S. dollar reporting currency that was adopted in the period ended December 31, 2024. The presentation of certain prior period comparatives have been updated for consistency with current year presentation.
Spinoff Transaction
On October 1, 2024, the Company completed the spinoff from TC Energy Corporation ("Former Parent") into a new publicly traded company (the "Spinoff"). For the comparative period prior to the Spinoff date, the interim financial statements are the combined carve-out financial statements of TC Energy's Liquids Pipelines business and present the historical results of operations, comprehensive income, cash flows, changes in shareholders’ equity and the financial position as if the Company had always existed and operated as a standalone reporting entity.
Use of Estimates and Judgments
In preparing these interim financial statements, South Bow is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues, and expenses since the determination of these items may be dependent on future events. The Company uses the most current information available and exercises careful judgment in making these estimates and assumptions.
2. Accounting Policy Changes
Future Accounting Changes Not Yet Adopted
Amendments to Income Taxes
In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09 Improvements to Income Tax Disclosures to enhance the transparency and decision-usefulness of income tax disclosures through improvements to the rate reconciliation and income taxes paid information. The guidance also includes certain other amendments to improve the effectiveness of income tax disclosures. This new guidance is effective for the annual period beginning January 1, 2025. The guidance is applied prospectively with retrospective application permitted. The Company is currently evaluating the impact on its consolidated financial statements and related disclosures.
South Bow Corporation First Quarter 2025 Interim Financial Statements | 5

Disaggregation of Income Statement Expenses
In November 2024, FASB issued ASU 2024-03 Disaggregation of Income Statement Expenses, which requires additional disclosures about certain costs and expenses in the notes to the consolidated financial statements. This new guidance is effective for annual periods beginning after December 15, 2026, and interim periods within annual periods beginning after December 15, 2027, with early adoption permitted. The guidance is to be applied prospectively, with retrospective application permitted. The Company has chosen not to early adopt this guidance and is evaluating the impact on its consolidated financial statements and related disclosures.
3. Operating Segments Results
South Bow operates through three reportable segments: Keystone Pipeline System, Marketing, and Intra-Alberta & Other, which includes Corporate activities. These segments are aligned with the Company's internal management structure and represent distinct business operations which provide products and services within areas of operation.
The following table summarizes segment results for the three months ended March 31, 2025:

Three Months Ended March 31, 2025	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
U.S.$ millions
Capacity arrangements and transportation [1]	380	—	5	385
Marketing activities	—	113	—	113
Segment Revenues	380	113	5	498

Income from equity investments	3	—	10	13
Plant operating costs and other [1]	(148)	(20)	(3)	(171)
Commodity purchases resold	—	(84)	—	(84)
Other segment items [2]	—	7	3	10
Segment Normalized EBITDA	235	16	15	266

Reconciliation to consolidated net income before income taxes
Interest expense [3]	—	—	(83)	(83)
Depreciation and amortization	(59)	—	(3)	(62)
Interest income and other	2	—	4	6
Normalizing items [4]	(3)	(7)	(3)	(13)
Income (Loss) before Income Taxes	175	9	(70)	114
1.The Chief Operating Decision Maker ("CODM") reviews segment normalized EBITDA with intersegment transactions between entities eliminated. During the three months ended March 31, 2025, the Marketing segment transacted with the Keystone Pipeline System, resulting in $44 million of intercompany revenue in Keystone Pipeline System with an offsetting expense in Marketing. These transactions are eliminated in segment normalized EBITDA reported to the CODM.
2.Other segment items for all segments include normalizing items which are not representative of the segments' core operations and adjusted out of segment normalized EBITDA. These include other expenses per the consolidated statements of income, unrealized gains (losses) on derivatives, and separation costs associated with the Spinoff.
3.Interest expense is associated with the Company's long-term debt, recorded in entities within the Intra-Alberta & Other segment. These amounts are not allocated to other segments.
4.Normalizing items are added back to normalized EBITDA to reconcile to consolidated income before income taxes.
South Bow Corporation First Quarter 2025 Interim Financial Statements | 6

The following table summarizes segment results for the three months ended March 31, 2024:

Three Months Ended March 31, 2024	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
U.S.$ millions
Capacity arrangements and transportation [1]	435	—	4	439
Marketing activities	—	103	—	103
Other revenues	2	—	—	2
Segment Revenues	437	103	4	544

Income from equity investments	2	—	10	12
Plant operating costs and other [1]	(162)	(14)	(6)	(182)
Commodity purchases resold	—	(80)	—	(80)
Other segment items [2]	—	—	4	4
Segment Normalized EBITDA	277	9	12	298

Reconciliation to consolidated net income before income taxes
Interest expense [3]	(1)	(1)	(92)	(94)
Depreciation and amortization	(60)	—	(1)	(61)
Interest income and other	2	1	4	7
Normalizing items [4]	—	—	(4)	(4)
Income (Loss) before Income Taxes	218	9	(81)	146
1.The CODM reviews segment normalized EBITDA with intersegment transactions between entities eliminated. During the three months ended March 31, 2024, the Marketing segment transacted with the Keystone Pipeline System resulting in $31 million of intercompany revenue in Keystone Pipeline System, with an offsetting expense in Marketing. These transactions are eliminated in segment normalized EBITDA reported to the CODM.
2.Other segment items for all segments include normalizing expenses which are not representative of the segments' core operations. These include unrealized gains (losses) on derivatives and separation costs associated with the Spinoff.
3.Interest expense is mainly associated with the Company's long-term debt, recorded in entities within the Intra-Alberta & Other segment. These amounts are not allocated to other segments.
4.Normalizing items are added back to reconcile to consolidated income before income taxes.
4. Revenues
Disaggregation of Revenues

	Three Months Ended March 31,
U.S.$ millions	2025	2024
Revenues from contracts with customers
Capacity arrangements and transportation	385	439
Marketing activities [1]	113	103
Other revenues	—	2
Total Revenues	498	544
1.Relates to revenue from the Company's marketing activities and financial instruments. Refer to Note 8, Risk Management and Financial Instruments for additional information.
For the three months ended March 31, 2025, four major customers accounted for $148 million, $75 million, $41 million, and $39 million, respectively, in revenues, each representing more than 10 per cent of total revenues from contracts with customers (2024 – two major customers: $158 million and $80 million, respectively).
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Contract Balances

	March 31,	December 31,	Affected Line Item on the Consolidated Balance Sheets
U.S.$ millions	2025	2024
Receivables from contracts with customers	330	329	Accounts receivable
Contract liabilities [1]	16	15	Accounts payable and other
Long-term contract liabilities	19	19	Other long-term liabilities
1.During the three months ended March 31, 2025, $3 million (2024 – $3 million) of revenues were recognized that were included in contract liabilities at the beginning of the year.
Contract liabilities and long-term contract liabilities represent unearned revenue for contracted services.
Future Revenues from Remaining Performance Obligations
As at March 31, 2025, future revenues from long-term pipeline capacity arrangements and transportation contracts extending through 2044 are approximately $5.9 billion, of which approximately $653 million is expected to be recognized through the remainder of 2025.
Revenues related to the following are not included in the future revenues above:
•contracts with performance obligations that have original expected duration of one year or less; and
•constrained variable considerations from uncontracted capacity as volumes cannot be estimated.
5. Spinoff Transaction
The Spinoff was executed under a Separation Agreement with various other agreements outlining the governance of the Company's relationship with the Former Parent during a transition period, including, but not limited to, the Transition Services Agreement ("TSA"), the Tax Matters Agreement, and the Employee Matters Agreement.
The Separation Agreement outlines key provisions of the separation of South Bow into a standalone entity and specifies the assets, liabilities, and contracts assigned to the Company in the Spinoff as well as certain indemnification obligation arrangements for ongoing matters which existed prior to Spinoff. Under this agreement, Former Parent will indemnify South Bow for 86 per cent of total assets, liabilities, and costs associated with the Milepost 14 ("MP-14") incident, Keystone XL contractual recoveries, and the existing variable toll disputes on the Keystone Pipeline System (excluding any future disputes with respect to the variable toll after October 1, 2024), subject to a maximum liability to South Bow of $21 million (C$30 million), in aggregate. Any amounts that may ultimately be payable in respect of these net liabilities and costs above the current accrued amount are indeterminable at this time and subject to estimation uncertainty.
During the three months ended March 31, 2025, the Former Parent billed the Company $4 million for services pursuant to the TSA (March 31, 2024 - nil).
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The following table summarizes the indemnity-related balances with the Company's Former Parent at March 31, 2025 and December 31, 2024:

U.S.$ millions
Transaction	Note	Gross Asset (Liability)	Former Parent Net Asset (Liability) [1]	Net Asset (Liability)
As at March 31, 2025
Keystone XL contractual recoveries [2]	9	31	27	4
Variable toll disputes - CER [3]	9	114	98	16
Variable toll disputes - FERC [3]	9	(51)	(44)	(7)
MP-14 costs [4]	9	(30)	(26)	(4)

As at December 31, 2024
Keystone XL contractual recoveries [2]	9	56	48	8
Variable toll disputes - CER [3]	9	114	98	16
Variable toll disputes - FERC [3]	9	(51)	(44)	(7)
MP-14 costs [4]	9	(30)	(26)	(4)
1.Represents the net asset (liability) attributable to the Former Parent.
2.Contractual recoveries from backstop agreements as a result of the cancellation of the Keystone XL project. During the three months ended March 31, 2025, the Company updated its estimate of amounts to be recovered relating to these agreements. Refer to Note 9, Contingencies for additional details.
3.Ongoing variable toll disputes filed by customers with the Canada Energy Regulator ("CER") and Federal Energy Regulatory Commission ("FERC").
4.Amounts related to estimated costs for the MP-14 pipeline incident that occurred in 2022.
6. Common Shares
The Company is authorized to issue an unlimited number of common shares and first and second preferred shares up to 20 per cent of the issued common shares outstanding.

U.S.$ millions, except where noted	Common Shares	Common Shares ($)
Balance at December 31, 2023	—	—
Issued on October 1, 2024	207,570,409	2,187
Issued on exercise of stock options	470,700	9
Balance at December 31, 2024	208,041,109	2,196
Issued on exercise of stock options	179,522	4
Balance at March 31, 2025	208,220,631	2,200
Prior to the Spinoff on October 1, 2024, the Company had nil common shares outstanding. Upon Spinoff on October 1, 2024, the Company issued a total of 207,570,409 common shares by distributing 0.2 shares of South Bow for each share held by TC Energy's shareholders of record as of the record date of September 25, 2024.
Dividends Declared
The Company's dividend payable of $104 million (U.S.$0.50 per share) was declared on March 5, 2025, and was paid on April 15, 2025, to shareholders of record at the close of business on March 31, 2025.
South Bow Corporation First Quarter 2025 Interim Financial Statements | 9

7. Net Income per Share
The following table summarizes the Company's net income per share for the three months ended March 31, 2025 and 2024:

	Three Months Ended March 31,
U.S.$ millions, except shares and per share amounts	2025	2024
Net income	88	112
Weighted average common shares outstanding (millions) - basic [1]	208.1	207.6
Basic Net Income per Share	0.42	0.54
Dilutive impact of share-based awards (millions) [1,2]	0.6	—
Weighted average common shares outstanding (millions) - diluted	208.7	207.6
Diluted Net Income per Share	0.42	0.54
1.The common shares issued at Spinoff have been used for comparative periods as the Company had no common shares outstanding prior to Spinoff. For periods prior to Spinoff, it is assumed there were no dilutive equity instruments as there were no equity awards of South Bow outstanding prior to the Spinoff.
2.The dilutive impact considers the effect of the potential exercise of share-based awards and excludes any effect where the potential exercise would be anti-dilutive. At March 31, 2025, nil options were considered anti-dilutive.
8. Risk Management and Financial Instruments
Risk Management Overview
The Company has exposure to various financial risks and has strategies, policies, and limits in place to manage the impact of these risks on its earnings and cash flows.
Risk management strategies, policies, and limits are designed to ensure the Company's risks and related exposures are in line with South Bow's business objectives and risk tolerance. The Company's risks are managed within limits that are established by the Board of Directors (the "Board"), implemented by senior Management and monitored by the risk management, internal audit, and business segment groups. South Bow's Audit Committee of the Board oversees how Management monitors compliance with risk management policies and procedures and oversees Management's review of the adequacy of the risk management framework.
Market Risk
The Company constructs and invests in crude oil pipeline systems, purchases and sells commodities, including amounts in foreign currencies, and invests in foreign operations. Certain of these activities expose the Company to market risk from changes in commodity prices, foreign exchange, and liquidity risk, which may impact the Company's earnings, cash flows, and the value of its financial assets and liabilities. The Company assesses contracts used to manage market risk to determine whether all, or a portion, meets the definition of a derivative.
Derivative contracts that the Company uses to assist in managing exposure to market risk may include the following:
•forwards and futures contracts – agreements to purchase or sell a specific financial instrument or liquids commodity at a specified price and date in the future; and
•options – agreements that convey the right, but not the obligation, of the purchaser to buy or sell a specific amount of a financial instrument or commodity at a fixed price, either at a fixed date or at any time within a specified period.
Commodity Price Risk
The Company's marketing business enters into pipeline and storage terminal capacity contracts as well as crude oil purchase and sale agreements, fixing a portion of the exposure on these contracts by entering into financial instruments to manage price fluctuations that arise from physical commodity transactions.
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Sustained lower crude oil prices could lead to reduced investment in upstream development, expansion, and production, which could negatively impact opportunities for the Company to expand its asset base or re‑contract with customers as contractual agreements expire.
Liquidity Risk
Liquidity risk is the risk that suitable sources of funding for the Company’s business activities may not be available. South Bow manages liquidity risk by maintaining bank credit facilities, continuously managing forecasted and actual cash flows, and monitoring the maturity profiles of financial assets and liabilities. The Company has access to a wide range of funding at competitive rates through capital markets and banks to meet the immediate and ongoing requirements of the business.
Foreign Exchange Risk
A portion of the Company's entities generate all or most of their earnings in Canadian dollars and, since the Company reports its financial results in U.S. dollars, changes in the value of the Canadian dollar against the U.S. dollar can impact its net income. If the Company's Canadian dollar-denominated operations continue to grow, this exposure increases.
The Company is exposed to foreign exchange risk in its Canadian-dollar functional currency entity which holds U.S dollar-denominated debt. This foreign exchange risk is offset by the designation of its U.S. dollar-denominated junior subordinated notes as a net investment hedge in foreign operations. The net investment hedge is perfectly effective and foreign exchange gain or loss, as determined by the respective period end rate, is reported as cumulative translation adjustment within accumulated other comprehensive income ("AOCI").

	March 31,	December 31,
U.S.$ millions	2025	2024
Notional amount of U.S. dollar-denominated junior subordinated notes	1,100	1,100
Fair value of U.S. dollar-denominated junior subordinated notes	1,118	1,135
Cumulative translation adjustment recognized in AOCI	2	67
Counterparty Credit Risk
South Bow's exposure to counterparty credit risk includes its cash and cash equivalents, accounts receivable, environmental provision, contractual recoveries and certain available-for-sale assets, and the fair value of derivative assets.
At times, the Company's counterparties may endure financial challenges resulting from commodity price and market volatility, economic instability, and political or regulatory changes. In addition to actively monitoring these situations, there are a number of factors that reduce the Company's counterparty credit risk exposure in the event of default, including:
•contractual rights and remedies, together with the utilization of contractually-based financial assurances;
•the competitive position of the Company's assets and the demand for the Company's services; and
•potential recovery of unpaid amounts through bankruptcy and similar proceedings.
South Bow reviews financial assets carried at amortized cost for impairment using the lifetime expected loss of the financial asset at initial recognition and throughout the life of the financial asset. The Company uses historical credit loss and recovery data, adjusted for Management's judgment regarding current economic and credit conditions, along with reasonable and supportable forecasts to determine any impairment, which is recognized in plant operating costs and other in the consolidated statements of income.
The Company had no significant credit losses and no significant amounts impaired at March 31, 2025 and 2024 within trade accounts receivable. At March 31, 2025 and 2024, there were no significant credit risk concentrations.
South Bow Corporation First Quarter 2025 Interim Financial Statements | 11

At March 31, 2025, the Company has $31 million in Keystone XL contractual recoveries from two counterparties and $114 million in Keystone contractual recoveries from certain customers related to variable toll disputes with the CER (December 31, 2024 - $56 million and $114 million, respectively). These recoveries are part of the indemnity adjustments with the Company's Former Parent. Refer to Note 5, Spinoff Transaction for additional information related to indemnification.
The Company has significant credit and performance exposure to financial institutions that hold cash. The Company’s portfolio of financial sector exposure consists primarily of highly-rated investment-grade, systemically important financial institutions.
Non-derivative Financial Instruments
Fair Value of Non-derivative Financial Instruments
Available-for-sale assets are recorded at fair value, which is calculated using quoted market prices where available. Certain non‑derivative financial instruments included in cash and cash equivalents, accounts receivable, environmental provision recovery, contractual recoveries, other current assets, other long-term assets, accounts payable and other, and other long-term liabilities have carrying amounts that approximate their fair value due to the nature of the item or the short time to maturity. Each of these instruments are classified in Level II of the fair value hierarchy.
Credit risk has been taken into consideration when calculating the fair value of non-derivative financial instruments.
Balance Sheet Presentation of Non-derivative Financial Instruments
The following table details the fair value of non-derivative financial instruments, excluding those where carrying amounts approximate fair value, and would be classified in Level II of the fair value hierarchy:

	March 31, 2025		December 31, 2024
U.S.$ millions	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior unsecured notes	(4,632)	(4,611)	(4,629)	(4,598)
Junior subordinated notes	(1,087)	(1,118)	(1,087)	(1,135)
Available-for-sale Assets Summary
The following tables summarizes additional information about the Company's Land Matters Consultation Initiative ("LMCI") restricted investments that were classified as available‑for‑sale assets:

	March 31,	December 31,
U.S.$ millions	2025	2024
Fair Value of Fixed Income Securities [1,2]
Maturing after 10 years	82	80
	82	80
1.Available-for-sale assets are recorded at fair value and included in other long-term assets on the Company's consolidated balance sheets.
2.Classified in Level II of the fair value hierarchy.

	Three Months Ended March 31,
U.S.$ millions	2025	2024
Net unrealized gains (losses) [1]	2	(4)
Net realized losses [1,2]	(1)	(1)
1.Unrealized and realized gains (losses) arising from changes in the fair value of LMCI restricted investments impact the subsequent amounts to be collected through tolls to cover future pipeline abandonment costs. As a result, the Company records these gains and losses within other long-term assets and liabilities.
2.Realized losses on the sale of LMCI restricted investments are determined using the average cost basis.
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Derivative Instruments
Fair Value of Derivative Instruments
The fair value of commodity derivatives has been calculated using quoted market prices where available. In the absence of quoted market prices, third-party broker quotes or other valuation techniques have been used. Credit risk has been taken into consideration when calculating the fair value of derivative instruments. Unrealized gains and losses on derivative instruments are not necessarily representative of the amounts that will be realized on settlement.
Even though the derivatives are considered to be effective economic hedges, they do not meet the specific criteria for hedge accounting treatment or are not designated as a hedge and are accounted for at fair value with changes in fair value recorded in net income in the period of change. This may expose the Company to increased variability in reported earnings because the fair value of the derivative instruments can fluctuate significantly from period to period.
Balance Sheet Presentation of Derivative Instruments
The balance sheet classification of the fair value of held-for-trading, commodity derivative instruments was as follows:

	March 31,	December 31,
U.S.$ millions	2025	2024
Total Derivative Assets (other current assets)	218	188
Total Derivative Liabilities (accounts payable and other)	(256)	(219)
Total Derivatives [1,2]	(38)	(31)
1.Fair value equals carrying value.
2.Includes purchases and sales of crude oil.
The majority of derivative instruments held-for-trading have been entered into for risk management purposes and all are subject to South Bow's risk management strategies, policies, and limits. These include derivatives that have not been designated as hedges or do not qualify for hedge accounting treatment but have been entered into as economic hedges to manage the Company's exposures to market risk.
Notional and Maturity Summary
The maturity and notional amount or quantity outstanding related to the Company's liquids commodity derivative instruments was as follows:

	March 31,	December 31,
	2025	2024
Net purchases volumes (millions of barrels)	(13)	(14)
Maturity dates (year)	2025-2026	2025
Unrealized and Realized Gains (Losses) on Commodity Derivative Instruments

	Three Months Ended March 31,
U.S.$ millions	2025	2024
Derivative Instruments Held for Trading [1]
Unrealized (losses) gains	(7)	1
Realized gains	120	102
Gains on Derivatives	113	103
1.Realized and unrealized gains (losses) on derivative instruments held for trading used to purchase and sell crude oil are included on a net basis in revenues on the consolidated statements of income.
South Bow Corporation First Quarter 2025 Interim Financial Statements | 13

Offsetting of Derivative Instruments
South Bow enters into commodity derivative contracts with the right to offset in the normal course of business as well as in the event of default. The Company has no master netting agreements; however, similar contracts are entered into containing rights to offset.
The Company has elected to present the fair value of derivative instruments with the right to offset on a gross basis on the consolidated balance sheets.
The following tables show the impact on the presentation of the fair value of derivative instrument assets and liabilities had the Company elected to present these contracts on a net basis:

As at March 31, 2025	Gross Derivative Instruments	Amounts Available for Offset [1]	Net Amounts
U.S.$ millions
Derivative instrument assets	218	(216)	2
Derivative instrument liabilities	(256)	216	(40)
1.Amounts available for offset do not include cash collateral pledged or received.

As at December 31, 2024	Gross Derivative Instruments	Amounts Available for Offset [1]	Net Amounts
U.S.$ millions
Derivative instrument assets	188	(187)	1
Derivative instrument liabilities	(219)	187	(32)
1.Amounts available for offset do not include cash collateral pledged or received.
With respect to the derivative instruments presented above, the Company provided cash collateral of $64 million and letters of credit of $19 million at March 31, 2025 (December 31, 2024 – $66 million and $16 million, respectively) to its counterparties. At March 31, 2025, the Company held no cash collateral and $61 million in letters of credit (December 31, 2024 – nil and $70 million, respectively) from counterparties on asset exposures.
Credit Risk-related Contingent Features of Derivative Instruments
Derivative contracts entered into to manage market risk often contain financial assurance provisions that allow parties to the contracts to manage credit risk. These provisions may require collateral to be provided if a credit risk-related contingent event occurs, such as a downgrade in South Bow's credit rating to non-investment grade. The Company may also need to provide collateral if the fair value of its derivative financial instruments exceeds pre-defined exposure limits. The Company has provided collateral for the derivative instruments with credit risk-related contingent features, recorded within other current assets on the consolidated balance sheets. At March 31, 2025 and December 31, 2024, there were no other derivative instruments that had credit risk-related features for which collateral was provided.
Fair Value Hierarchy
The Company's financial assets and liabilities recorded at fair value have been categorized into three categories based on a fair value hierarchy.

Levels	How Fair Value Has Been Determined
Level I	Quoted prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date. An active market is a market in which frequency and volume of transactions provides pricing information on an ongoing basis.
Level II	This category includes commodity derivatives where fair value is determined using the market approach. Inputs include yield curves and broker quotes from external data service providers.
Level III
This category includes long-dated transactions in certain markets where liquidity is low and the Company uses the most observable inputs available or, alternatively, long-term broker quotes or negotiated commodity prices that have been contracted for under similar terms in determining an appropriate estimate of these transactions.
There is uncertainty caused by using unobservable market data which may not accurately reflect possible future changes in fair value.

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The fair value of the Company's derivative assets and liabilities measured on a recurring basis, including both current and non‑current portions, were categorized as follows:

	Quoted Prices in Active Markets (Level I)	Significant Other Observable Inputs (Level II) [1]	Significant Unobservable Inputs (Level III) [1]	Total
U.S.$ millions
Derivative instrument assets	213	5	—	218
Derivative instrument liabilities	(239)	(17)	—	(256)
As at March 31, 2025	(26)	(12)	—	(38)

Derivative instrument assets	184	4	—	188
Derivative instrument liabilities	(203)	(16)	—	(219)
As at December 31, 2024	(19)	(12)	—	(31)
1.There were no transfers from Level II to Level III for the periods presented.
9.  Contingencies
Variable Toll Disputes
In 2019 and 2020, certain Keystone customers initiated complaints before FERC and the CER regarding certain costs within the variable toll calculation. These amounts are subject to the indemnification terms noted in Note 5, Spinoff Transaction.
CER Ruling
On March 11, 2025, the CER issued its Reasons for Decision and Order ("CER Order") finding the Company's proposed drag reducing agent cost allocation methodology will result in just and reasonable tolls for 2020 and 2021. In December 2022, the Company previously recorded an adjustment of $28 million in relation to previously charged tolls. Under the CER Order, the Company must submit its 2020 and 2021 estimated and committed tolls for approval by the CER by June 9, 2025. Pursuant to final approval from the CER, the Company will be able to proceed with collection of the tolls from customers and will utilize the finalized 2021 tolls as the go-forward interim tolls for Keystone Canada customers. The Company believes its receivables relating to disputes with the CER as at March 31, 2025, represent amounts that will be collected in the future.
FERC Initial Decision
In February 2023, FERC released its initial decision in respect of the complaint, which addressed previously charged tolls recognized in prior periods. As a result of this decision, the Company recorded an adjustment of $42 million related to tolls previously charged between 2018 and 2022, which was accrued by the Company in 2023.
In July 2024, FERC released its Order on Initial Decision (“Order”) in respect of the complaint and as a result, South Bow recognized an additional estimated liability of $19 million during the three months ended June 30, 2024. At December 31, 2024, the Company reduced the estimated liability by $11 million and recognized a $8 million pre-tax charge for the year ended December 31, 2024 with respect to the Order. Subsequent rulings, if any, will be subject to the indemnity provisions as outlined in the Separation Agreement. On October 8, 2024, South Bow submitted a compliance filing, which is subject to final FERC approval, which South Bow expects to occur in 2025.
Keystone XL Contractual Recoveries
During the three months ended March 31, 2025, the Company's estimate of the amounts to be collected for a portion of the Keystone XL contractual recoveries was updated. The net impact of this change and the corresponding indemnification from the Former Parent resulted in a $3 million charge recorded in other expenses on the consolidated statement of income in the period. Subsequent to March 31, 2025, the Company settled terms to collect $20 million relating to these recoveries, which is subject to the indemnification terms with its Former Parent.
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Milepost 14 Incident
In December 2022, the MP-14 incident occurred on the Keystone Pipeline, releasing 12,937 barrels of crude oil in Washington County, Kansas. As a result of the incident, the Company was subject to an Amended Corrective Action Order (“ACAO”) issued by the Pipeline and Hazardous Materials Safety Association ("PHMSA"). By June 2023, the recovery of all released volumes was completed, and by October 2023, creek restoration was finished, restoring natural flows to Mill Creek. In January 2025, the Company received PHMSA approval of the remedial work plan. This approval culminates the completion of 2,145 miles of inline inspections across the Keystone Pipeline System and 68 investigative excavations over the past two years. In March 2025, South Bow received approval from PHMSA to lift the pressure restriction on the affected segment to 72 per cent of the specified minimum yield strength of the pipeline. The affected segment includes the section of the pipeline where the MP-14 incident occurred.
In the fourth quarter of 2024, South Bow recognized an additional provision for $30 million for its best estimate of incremental costs in relation to the MP-14 incident. South Bow also recognized a receivable for 86 per cent of this amount ($26 million), representing its Former Parent's share of the anticipated incremental cost pursuant to the indemnity clauses in the Separation Agreement. No changes to the estimate have occurred since December 31, 2024.
Other Proceedings
In addition to the proceedings above, the Company is subject to various legal proceedings, arbitration, and actions arising in the normal course of business. The amounts involved in such proceedings are not reasonably estimable as the final outcome of such legal proceedings cannot be predicted with certainty. It is the opinion of Management that the ultimate resolution of such proceedings and actions will not have a material impact on the Company's financial position or results of operations.
10.  Variable Interest Entities
Consolidated Variable Interest Entities
Certain of the Company’s assets and liabilities are held through variable interest entities ("VIE") in which the Company holds a 100 per cent voting interest, the VIE meets the definition of a business, and the VIE’s assets can be used for general corporate purposes. The consolidated VIEs whose assets cannot be used for purposes other than for the settlement of the VIE’s obligations, or are not considered a business, were as follows:

	March 31,	December 31,
U.S.$ millions	2025	2024
ASSETS
Current Assets
Cash and cash equivalents	2	—
Accounts receivable	4	3
	6	3
Plant, Property and Equipment	229	182
	235	185
LIABILITIES
Current Liabilities
Accounts payable and other	46	41
	46	41
Other Long-term Liabilities	10	10
	56	51
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Non-consolidated VIEs
The carrying value of these VIEs and the maximum exposure to loss as a result of the Company's involvement with these VIEs were as follows:

	March 31,	December 31,
U.S.$ millions	2025	2024
Balance Sheet
Equity investments	636	641
Off-balance Sheet
Guarantees	39	39
Maximum Exposure to Loss	675	680
As at March 31, 2025, the amount due from non-consolidated VIEs of $3 million (December 31, 2024 - $4 million) is included in accounts receivable in the consolidated balance sheet. As at December 31, 2024, the amount due to non-consolidated VIEs of $1 million (December 31, 2024 - $4 million) is included in accounts payable in the consolidated balance sheet.
11. Subsequent Events
Milepost 171 Incident
On April 8, 2025, the Company shut down the Keystone Pipeline in response to an oil release of approximately 3,500 barrels at Milepost 171 ("MP-171"), near Fort Ransom, North Dakota. On April 11, 2025, PHMSA issued a Corrective Action Order, requiring South Bow to undertake certain corrective actions in response to the MP-171 incident. Late on April 15, 2025, South Bow safely restarted the Keystone Pipeline under certain operating pressure restrictions after receiving regulatory approval from PHMSA. Per the terms of the CAO, the operating pressure restrictions will remain in place until certain conditions are satisfied. As of May 15, 2025, South Bow has completed the recovery of substantially all released volumes and continues to progress towards the full remediation of the site.
The Company is currently estimating the cost of the environmental remediation and anticipates these costs will be largely recovered through its insurance policies. While the final outcome is currently unknown, the Company does not anticipate the net effect of the environmental remediation costs for the MP-171 incident to be material.
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